Exhibit 99.1

Bezeq The Israel
Telecommunication Corporation
Ltd.

Condensed Consolidated Interim
Financial Statements

September 30, 2013
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Contents	Page

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2013 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute 2% of the total consolidated assets as of September 30, 2013, and whose revenues constitute 1.6% and 1.7% of the total consolidated revenues for the nine and three month periods then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)

November 6, 2013

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		September 30, 2013	September 30, 2012		December 31, 2012
		(Unaudited)	(Unaudited)		(Audited)
	Note	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents		300	676		466
Investments, including derivatives	11.2.2	956	1,071		1,081
Trade receivables		2,791	3,044		2,927
Other receivables		340	250		321
Inventory		122	149		123
Assets classified as held for sale		83	44		44
Total current assets		4,592	5,234		4,962

Investments, including derivatives		90	94		90
Trade and other receivables		701	1,193		1,074
Property, plant and equipment		5,948	6,116		6,076
Intangible assets		2,105	2,175		2,178
Deferred and other expenses		260	276		255
Investments in equity-accounted investees (mainly loans)		1,000	984		1,005
Deferred tax assets		93	147	*	128	*
Total non-current assets		10,197	10,985		10,806

Total assets		14,789	16,219		15,768

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	September 30, 2013	September 20, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Liabilities and equity
Debentures, loans and borrowings	1,067	608		1,140
Trade payables	629	771		790
Other payables, including derivatives	794	730		703
Current tax liabilities	640	475		456
Provisions	124	172		155
Employee benefits	248	281	*	251	*
Dividend payable	-	1,978		969
Total current liabilities	3,502	5,015		4,464

Debentures	4,700	4,265		4,250
Loans	4,071	4,066		4,156
Employee benefits	258	246	*	260	*
Other liabilities	78	86		62
Provisions	67	71		66
Deferred tax liabilities	63	54		55
Dividend payable	-	473		-
Total non-current liabilities	9,237	9,261		8,849

Total liabilities	12,739	14,276		13,313

Total equity	2,050	1,943	*	2,455	*

Total liabilities and equity	14,789	16,219		15,768

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David "Dudu" Mizrahi
Shaul Elovitch	Stella Handler	David "Dudu" Mizrahi
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 6, 2013

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	7,154	7,829	2,398	2,494	10,278

Costs and expenses
Depreciation and amortization	983	1,075	329	359	1,436
Salaries	1,431	1,527	464	511	1,976	*
General and operating expenses(Note 9)	2,610	2,976	890	963	3,953
Other operating expenses (income), net (Note 10)	(96)	(12)	(6)	(6)	(128)
	4,928	5,566	1,677	1,827	7,237

Operating profit	2,226	2,263	721	667	3,041
Financing expenses (income)
Financing expenses	447	506	163	181	649	*
Financing income	(351)	(418)	(118)	(126)	(498)
Financing expenses, net	96	88	45	55	151

Profit after financing expenses, net	2,130	2,175	676	612	2,890
Share in losses of equity-accounted investees	(195)	(233)	(88)	(92)	(245)
Profit before income tax	1,935	1,942	588	520	2,645
Taxes on income	516	597	139	178	778	*
Profit for the period	1,419	1,345	449	342	1,867

Attributable to:
Owners of the Company	1,419	1,339	449	342	1,861	*
Non-controlling interests	-	6	-	-	6
Profit for the period	1,419	1,345	449	342	1,867
Earnings per share (NIS)
Basic and diluted earnings per share	0.52	0.49	0.16	0.13	0.68

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,419	1,345	449	342	1,867	*
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	-	-	-	-	(20)
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(19)	(5)	(9)	3	(7)
Total comprehensive income for the period	1,400	1,340	440	345	1,840

Attributable to:
Owners of the Company	1,400	1,334	440	345	1,834	*
Non-controlling interests	-	6	-	-	6
Total comprehensive income for the period	1,400	1,340	440	345	1,840

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Nine months ended September 30, 2013
Balance as at January 01, 2013 (Audited)	3,837	100	256	390	(38)	(2,090)*	2,455

Profit for the period (Unaudited)	-	-	-	-	-	1,419	1,419
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(19)	-	(19)
Total comprehensive income for the period	-	-	-	-	(19)	1,419	1,400

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited) (Note 6)	-	-	-	-	-	(1,830)	(1,830)
Share-based payments(Unaudited)	-	-	23	-	-	-	23
Exercise of options to shares (Unaudited)	2	18	(18)	-	-	-	2
Balance as at September 30, 2013 (Unaudited)	3,839	118	261	390	(57)	(2,501)	2,050

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Nine months ended September 30, 2012
Balance as at January 01, 2012 (Audited)	3,826	68	220	390	(2)	(1,860)*	2,642	38	2,680

Profit for the period (Unaudited)	-	-	-	-	-	1,339	1,339	6	1,345
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(5)	-	(5)	-	(5)
Total comprehensive income for the period	-	-	-	-	(5)	1,339	1,334	6	1,340

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments(Unaudited)	-	-	60	-	-	-	60	-	60
Exercise of options to shares (Unaudited)	11	31	(35)	-	-	-	7	-	7
Exercise of options to shares in a subsidiary (Unaudited)	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less their investments in a subsidiary (Unaudited)	-	-	-	-	-	-	-	(4)	(4)
Balance as at September 30, 2012 (Unaudited)	3,837	99	245	390	(36)	(2,592)	1,943	-	1,943

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Three months ended September 30, 2013
Balance as at July 1, 2013 (Unaudited)	3,838	102	270	390	(48)	(1,981)	2,571

Profit for the period (Unaudited)	-	-	-	-	-	449	449
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	(9)	-	(9)
Total comprehensive income for the period	-	-	-	-	(9)	449	440

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(969)	(969)
Share-based payments(Unaudited)	-	-	7	-	-	-	7
Exercise of options to shares (Unaudited)	1	16	(16)	-	-	-	1
Balance as at September 30, 2013 (Unaudited)	3,839	118	261	390	(57)	(2,501)	2,050

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Three months ended September 30, 2012
Balance as at July 1, 2012 (Unaudited)	3,831	82	242	390	(39)	(1,937)*	2,569

Profit for the period (Unaudited)	-	-	-	-	-	342	342
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	3	-	3
Total comprehensive income for the period	-	-	-	-	3	342	345

Transactions with owners recognized directly in equity
Dividends to shareholders of the Company (Unaudited)	-	-	-	-	-	(997)	(997)
Share-based payments(Unaudited)	-	-	21	-	-	-	21
Exercise of options to shares (Unaudited)	6	17	(18)	-	-	-	5
Balance as at September 30, 2012 (Unaudited)	3,837	99	245	390	(36)	(2,592)	1,943

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Year ended December 31, 2012 (Audited)
Balance as at January 1, 2012	3,826	68	220	390	(2)	(1,860)*	2,642	38	2,680

Profit for the year	-	-	-	-	-	1,861 *	1,861	6	1,867
Other comprehensive income for the year, net of tax	-	-	-	-	(7)	(20)	(27)	-	(27)
Total comprehensive income for the year	-	-	-	-	(7)	1,841	1,834	6	1,840

Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments	-	-	72	-	-	-	72	-	72
Exercise of options to shares	11	32	(36)	-	-	-	7	-	7
Exercise of options to shares in a subsidiary	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less their investments in a subsidiary	-	-	-	-	-	-	-	(4)	(4)
Balance as at December 31, 2012	3,837	100	256	390	(38)	(2,090)	2,455	-	2,455

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,419	1,345	449	342	1,867 *
Adjustments:
Depreciation and amortization	983	1,075	329	359	1,436
Share in losses of equity-accounted investees	195	233	88	92	245
Financing expenses, net	211	200	82	91	291
Capital loss (gain), net (Note 10)	(124)	(20)	(16)	(22)	(150)
Share-based payments	23	60	7	21	72
Income tax expenses	516	597	139	178	778 *
Expenses (income) for derivatives, net	(7)	5	3	11	-

Change in inventory	(3)	49	19	56	74
Change in trade and other receivables	469	320	201	226	505
Change in trade and other payables	(62)	(249)	19	(112)	(264)
Change in provisions	(30)	(14)	1	(2)	(34)
Change in employee benefits	(5)	(103)	(23)	(38)	(144)*

Net income tax paid	(368)	(486)	(155)	(178)	(662)
Net cash from operating activities	3,217	3,012	1,143	1,024	4,014

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(143)	(200)	(50)	(58)	(269)
Proceeds from the sale of property, plant and equipment	219	166	53	97	305
Acquisition of financial assets held for trading	(1,308)	(2,315)	(171)	(460)	(2,527)
Proceeds from the sale of financial assets held for trading	1,445	2,189	679	14	2,396
Purchase of property, plant and equipment	(767)	(1,009)	(270)	(309)	(1,271)
Proceeds from disposal of long-term investments	6	96	-	3	100
Miscellaneous	20	25	5	6	29
Net cash from (used in) investment activities	(528)	(1,048)	246	(707)	(1,237)

* Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Condensed Consolidated Interim Financial Statements as at September 30, 2013 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	869	-	-	-	650
Repayment of debentures and loans	(622)	(693)	(135)	(205)	(720)
Dividend paid (Note 6)	(2,830)	(1,574)	(1,469)	-	(3,071)
Interest paid	(272)	(317)	(33)	(41)	(464)
Increase in the rate of holding in a subsidiary	-	(77)	-	-	(77)
Miscellaneous	-	21	4	2	19
Net cash used for financing activities	(2,855)	(2,640)	(1,633)	(244)	(3,663)

Increase (decrease) in cash and cash equivalents	(166)	(676)	(244)	73	(886)
Cash and cash equivalents at beginning of period	466	1,352	544	603	1,352
Cash and cash equivalents at end of period	300	676	300	676	466

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

Notes to the Financial Statements

1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2012 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 6, 2013.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	As from January 1, 2013, the Group applies the following standards and amendments ("the New Standards"):

A.
A new suite of financial reporting standards on consolidation of financial statements (IFRS 10), joint arrangements (IFRS 11) and disclosure of involvement with other entities (IFRS 12). Application of the new standards did not have a material effect on the Group's financial statements, including IFRS 10, regarding assessment of the absence of the Company's effective control of DBS.

B.
IFRS 13, Fair Value Measurement: Application of the new standard did not have a material effect on the Group's financial statements. The standard introduces new disclosure requirements for fair value measurement of financial instruments in the interim financial statements. These requirements are included in Note 11, Financial Instruments.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

C.
As from January 1, 2013, the Group applies the amendment to IAS 19 – Employee Benefits (“the Amendment”). Application of the Amendment changes the method for measuring the liability for vacation days. In addition, upon initial application of the Amendment, the Company recognized the full commitment towards employees transferred from civil service to the Company, which until that time was accounted for as cost of past service and the Company was required to recognize it over the period of the future service. The Amendment was adopted retrospectively by restatement of the financial statements. As a result, the Group restated the statement of income for 2012 and recognized an increase in net profit of NIS 3 million. In addition, as at September 30, 2012 and December 31, 2012, the Company recognized a decrease in capital of NIS 8 million and NIS 5 million, respectively.

4.	Group Entities

A detailed description of the Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) ("DBS")

4.1.1	The Group attaches the condensed interim financial statements of DBS to these condensed consolidated interim financial statements.

4.1.2
Since the beginning of its operations, DBS has accumulated substantial losses. The loss of DBS in 2012 amounted to NIS 310 million and the losses in the nine month period ended September 30, 2013 amounted to NIS 298 million. As a result of these losses, the capital deficit and working capital deficit of DBS as at September 30, 2013 amounted to NIS 4,259 million and NIS 733 million, respectively.

4.1.3
As at September 30, 2013, DBS was in compliance with the financial covenants under the financing agreements and the debentures. As at September 30, 2013, DBS is in compliance with the debt-EBITDA ratio set out in Deed of Trust B (as at September 30, 2013, the debt-EBIDTA ratio was 3.1). In addition, DBS is in compliance with the debt-EBITDA ratio set out in Debenture 2012 (as at September 30, 2013, the debt/EBIDTA ratio was 2.8) and the debt/E-C ratio set out in Debenture 2012 (as at September 30, 2013, the debt/E-C ratio was 7.4).

4.1.4	In the first half of 2013, DBS issued debentures (Series B) by expanding the series, amounting to NIS 99.7 million.

In addition, on October 15, 2013, S&P Maalot announced a rating of ilA- for the additional debentures that will be issued by DBS, by way of a new issue of debentures and/or expansion of an existing series, for total financing of up to NIS 300 million par value. Subsequently, in October 2013, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 240 million.

4.1.5
The management of DBS believes that the financial resources at its disposal, which include, inter alia, the deficit in working capital and the potential volume of debt raised, will be sufficient for the operations of DBS for the coming year, based on the cash flow forecast approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it.

4.1.6
On October 27, 2013 the Company received the initial draft of terms for the merger of the Company and D.B.S. sent by the Antitrust Authority. On the same date, a meeting was held by the Company’s Board of Directors in which it was decided that the Company was interested in principle in preparing for the process of examining the Company’s option to increase its holdings in D.B.S., subject to conducting all of the tests and examining all of the conditions set (if and when they are set) by the Antitrust Authority. For this purpose, the Board of Directors established a subcommittee, all of the members of which are external/independent directors to handle this subject, taking into account the possibility that this will involve a transaction with the Company’s controlling shareholder. Subsequently, on November 6, 2013 the Authority issued, for public remark (by November 28, 2013), draft terms that subject to which it is considering approving a merger between the Company and D.B.S.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 110 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2013 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.9 billion. There is also additional exposure of NIS 1 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

5.1	Following is a detailed description of the Group's contingent liabilities as at September 30, 2013, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	63	122		-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	15	2,466		999
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	133		-
Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	4,038	*	15
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48		-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes).	17	91		-
		110	6,898		1,014

*
Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action against Pelephone for which a settlement for summary dismissal was signed in January 2013 (Pelephone expects the cost to be negligible), pending court approval

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

5.2
Subsequent to the reporting date, claims amounting to NIS 139 million were filed against Group companies, the chances of which cannot be assessed at this stage. In addition, claims with exposure of NIS 334 million came to an end. The costs to the Group companies for these claims were minor.

5.3	Contingent liabilities referring to equity-accounted associates

5.3.1
Contingent liabilities referring to DBS

As at September 30, 2013, the exposure for claims against DBS for various matters amounted to NIS 129 million (before linkage and interest).

In addition, motions for certification of claims as class actions were filed against DBS, for which DBS has additional exposure, beyond the aforesaid, which cannot yet be estimated.

5.3.2
Contingent liabilities referring to Shopmind Ltd. (a jointly-owned company with 50% of the shares held by Walla)

As at September 30, 2013, the exposure for claims against Shopmind Ltd. for various matters amounted to NIS 52 million. Shopmind also has additional exposure of NIS 100 million for a claim, which at this stage cannot be assessed, and for another class action for which an exact amount has not been stated.

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
September 30, 2013	September 30, 2012	December 31, 2012	September 30, 2013	September 30, 2012	December 31, 2012
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,727,545,950	2,724,581,334	2,724,754,676

6.2	In 2013, the Company declared and paid the following dividends in cash:

Nine months ended September 30, 2013
NIS million

Current distribution of a dividend (NIS 0.671 per share)	1,830
Distribution not in compliance with the earnings test (NIS 0.367 per share) (see section 20.2.2 to the annual statements)	1,000
2,830

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

7.	Transactions with interested and related parties

7.1
Further to Note 29.5.2 to the Annual Financial Statements, regarding approval of the Company's Board of Directors for the agreement between DBS and Space Communications Ltd. ("Space") to lease space segments, in May 2013, the general meeting of the Company and DBS approved the agreement.

7.2
On June 13, 2013, the general meeting of the Company's shareholders approved (after approval of the Company's compensation committee and Board of Directors) the amended agreement between the Company and Eurocom Communications Ltd. to provide the Company with ongoing management and consultation services for NIS 5.524 million per year. The term of the agreement is for three years, starting June 1, 2013 (the termination date of the current management agreement) through to May 31, 2016, unless one of the parties gives three-months notice of termination of the agreement.

8.	Revenues

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,444	1,661	465	537	2,179
Internet - infrastructure	963	872	332	291	1,166
Transmission and data communication	603	589	209	196	784
Other services	162	173	51	53	218
	3,172	3,295	1,057	1,077	4,347
Cellular communications
Cellular services and terminal equipment	2,072	2,441	695	792	3,174
Sale of terminal equipment	706	931	237	231	1,203
	2,778	3,372	932	1,023	4,377

International communications, internet and NEP services	1,022	963	346	325	1,289

Other	182	199	63	69	265

	7,154	7,829	2,398	2,494	10,278

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

9.	Operating and General Expenses

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Terminal equipment and materials	769	957	264	285	1,263
Interconnectivity and payments to domestic and international operators	684	675	232	229	900
Maintenance of buildings and sites	456	489	168	169	663
Marketing and general	392	430	126	156	556
Services and maintenance by sub-contractors	107	112	33	35	158
Vehicle maintenance	113	121	38	44	162
Content services	50	69	16	21	103
Collection fees (in 2012, including royalties)	39	123	13	24	148
	2,610	2,976	890	963	3,953

10.	Other Operating Expenses (Income), Net

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Capital gain from disposal of real estate and copper	(125)	(74)	(16)	(22)	(204)
Capital loss from derecognition of assets	1	54	-	-	54
Provision for severance pay in early retirement	37	13	2	5	32
Other	(9)	(5)	8	11	(10)
	(96)	(12)	(6)	(6)	(128)

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

11.	Financial Instruments:

11.1.	Issue of debentures

On May 29, 2013, the Company completed a private placement to classified investors by expanding series 6 debentures and series 7 debentures, issued in the Company's shelf prospectus of June 1, 2011 and amended on June 22, 2011.

A.	Series 6 debentures: issuance of 600,265,000 par value for NIS 680.1 million

B.	Series 7 debentures: issuance of 189,900,000 par value for NIS 189.9 million.

The conditions for these debentures are the same as the conditions for debentures of the same series in circulation. For the conditions of series 6 and 7 debentures, see Note 13 "Debentures, Loans and Borrowings" to the Annual Financial Statements.

11.2.	Fair value

11.2.1
Fair value compared to carrying amounts

The carrying amount of financial assets does not differ significantly from their fair value.

The following table describes the differences between the carrying amount and the fair value of groups of fixed-interest or interest-free financial liabilities, where there is a difference between the carrying amount and the fair value of the liabilities.

	September 30, 2013		December 31, 2012
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million	NIS million

Bank loans (unlinked)	2,399	2,510	2,362	2,487
Debentures issued to the public (CPI-linked)	2,665	2,859	2,245	2,451
Debentures issued to the public (unlinked)	1,354	1,476	1,335	1,460
Debentures issued to financial institutions (unlinked)	410	448	403	440
Special dividend payable	-	-	969	983
	6,828	7,293	7,314	7,821

The methods used to estimate the fair values of financial instruments are described in Note 4 to the Annual Financial Statements.

11.2.2
Fair value hierarchy of investments

The Group's investments in securities (including ETFs, deposits and monetary mutual funds traded on the TASE), amounting to NIS 941 million as at September 30, 2013 (as at December 31, 2012, NIS 962 million), are measured at fair value, using quoted prices (unadjusted) in an active market for identical instruments (Level 1).

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

11.3.	Cash flow hedge accounting

11.3.1
In 2013, the Company entered into two forward contracts to hedge exposure to changes in the CPI for the balance of series 5 debentures amounting to NIS 322 million. The contracts expire on June 1, 2016. In addition, the Company entered into five additional forward contracts to hedge exposure to changes in the CPI for series 6 debentures amounting to NIS 1.034 billion. The contracts expire between 2018 and 2020, in accordance with the debenture payment schedule.

As at September 30, 2013, the fair value of all forward contracts used to hedge the Company's cash flows is not material.

11.3.2
In 2013, Pelephone engaged in a number of forward transactions to reduce exposure to exchange rate fluctuations for terminal equipment purchases. As at September 30, 2013, the forward transactions amount to NIS 68 million and their fair value is not material.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

12.	Segment Reporting

12.1.	Operating segments

	Nine months ended September 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,166	2,775	1,020	1,217	181	(1,217)	7,142
Inter-segment revenues	211	51	44	1	14	(309)	12
Total revenues	3,377	2,826	1,064	1,218	195	(1,526)	7,154

Depreciation and amortization	509	345	97	192	23	(183)	983

Segment results – operating profit (loss)	1,539	532	171	207	(6)	(217)	2,226
Financing expenses	414	39	17	509	6	(538)	447
Financing income	(252)	(115)	(7)	(5)	(1)	29	(351)
Total financing expenses (income), net	162	(76)	10	504	5	(509)	96

Segment profit (loss) after financing expenses, net	1,377	608	161	(297)	(11)	292	2,130
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(196)	(195)
Segment profit (loss) before income tax	1,377	608	162	(297)	(11)	96	1,935
Taxes on income	318	154	42	1	2	(1)	516
Segment results – net profit (loss)	1,059	454	120	(298)	(13)	97	1,419

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

		Nine months ended September 30, 2012 (Unaudited):
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,289	3,370	962	1,228	190	(1,228)	7,811
Inter-segment revenues	220	71	39	-	30	(342)	18
Total revenues	3,509	3,441	1,001	1,228	220	(1,570)	7,829

Depreciation and amortization	541	402	103	184	18	(173)	1,075

Segment results – operating profit (loss)	1,395	725	157	180	(3)	(191)	2,263
Financing expenses	455	79	14	470	5	(517)	506
Financing income	(267)	(111)	(8)	(2)	-	(30)	(418)
Total financing expenses (income), net	188	(32)	6	468	5	(547)	88

Segment profit (loss) after financing expenses, net	1,207	757	151	(288)	(8)	356	2,175
Share in earnings (losses) of equity accounted investees	-		1	-	-	(234)	(233)
Segment profit (loss) before income tax	1,207	757	152	(288)	(8)	122	1,942
Taxes on income	350	193	37	1	(1)	17	597
Segment results – net profit (loss)	857	564	115	(289)	(7)	105	1,345

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Three months ended September 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,054	931	345	410	65	(411)	2,394
Inter-segment revenues	73	16	15	-	4	(104)	4
Total revenues	1,127	947	360	410	69	(515)	2,398

Depreciation and amortization	174	111	33	66	8	(63)	329

Segment results – operating profit (loss)	494	172	55	72	4	(76)	721
Financing expenses	150	13	6	208	2	(216)	163
Financing income	(93)	(30)	(2)	-	-	7	(118)
Total financing expenses (income), net	57	(17)	4	208	2	(209)	45

Segment profit (loss) after financing expenses, net	437	189	51	(136)	2	133	676
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(89)	(88)
Segment profit (loss) before income tax	437	189	52	(136)	2	44	588
Taxes on income	77	49	13	-	-	-	139
Segment results – net profit (loss)	360	140	39	(136)	2	44	449

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Three months ended September 30, 2012 (Unaudited):
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,075	1,023	324	403	63	(403)	2,485
Inter-segment revenues	74	26	15	-	13	(119)	9
Total revenues	1,149	1,049	339	403	76	(522)	2,494

Depreciation and amortization	185	130	34	64	7	(61)	359

Segment results – operating profit (loss)	419	199	55	54	(2)	(58)	667
Financing expenses	161	30	5	173	3	(191)	181
Financing income	(98)	(40)	(2)	(1)	-	15	(126)
Total financing expenses (income), net	63	(10)	3	172	3	(176)	55

Segment profit (loss) after financing expenses, net	356	209	52	(118)	(5)	118	612
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(93)	(92)
Segment profit (loss) before income tax	356	209	53	(118)	(5)	25	520
Taxes on income	110	55	13	1	(1)	-	178
Segment results – net profit (loss)	246	154	40	(119)	(4)	25	342

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

	Year ended December 31, 2012 (Audited)
	Domestic fixed-line communication		Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,339		4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291		97	54	-	36	(452)	26
Total revenues	4,630		4,468	1,340	1,636	292	(2,088)	10,278

Depreciation and amortization	730		531	136	248	25	(234)	1,436

Segment results – operating profit	1,959	*	892	219	253	(13)	(269)	3,041	*
Financing expenses	581	*	101	18	563	7	(621)	649	*
Financing income	(322)		(146)	(10)	(2)	-	(18)	(498)
Total financing expenses (income), net	259		(45)	8	561	7	(639)	151

Segment profit (loss) after financing expenses, net	1,700		937	211	(308)	(20)	370	2,890
Share in earnings (losses) of equity accounted investees	-		-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,700		937	212	(308)	(20)	124	2,645
Taxes on income	473	*	239	52	2	(3)	15	778	*
Segment results – net profit (loss)	1,227		698	160	(310)	(17)	109	1,867

*	Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

12.	Segment Reporting (contd.)

12.2.	Adjustments for segment reporting of profit or loss

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Operating profit for reporting segments	2,449	2,457	793	727	3,323 *
Cancellation of expenses for a segment classified as an associate	(207)	(180)	(72)	(54)	(253)
Financing expenses, net	(96)	(88)	(45)	(55)	(151)*
Share in losses of equity-accounted investees	(195)	(233)	(88)	(92)	(245)
Profit (loss) for operations classified in other categories	(6)	(3)	4	(2)	(13)
Other adjustments	(10)	(11)	(4)	(4)	(16)
Segment profit (loss) before income tax	1,935	1,942	588	520	2,645

*	Restated following retrospective application of the amendment to IAS 19 - Employee Benefits. See Note 3.2C.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

13.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	September 30, 2013	September 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets	1,983	2,395	2,169
Non-current assets	2,115	2,697	2,535
	4,098	5,092	4,704
Current liabilities	883	1,326	1,054
Long-term liabilities	400	928	681
Total liabilities	1,283	2,254	1,735
Equity	2,815	2,838	2,969
	4,098	5,092	4,704

Selected data from the statement of income

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from services	2,120	2,507	710	816	3,261
Revenues from sales of terminal equipment	706	934	237	233	1,207
Total revenues from services and sales	2,826	3,441	947	1,049	4,468
Cost of services and sales	1,978	2,299	675	716	3,040
Gross profit	848	1,142	272	333	1,428
Selling and marketing expenses	230	332	69	105	422
General and administrative expenses	86	85	31	29	114
	316	417	100	134	536

Operating profit	532	725	172	199	892
Financing expenses	39	79	13	30	101
Financing income	(115)	(111)	(30)	(40)	(146)
Financing expenses (income), net	(76)	(32)	(17)	(10)	(45)

Profit before income tax	608	757	189	209	937
Taxes on income	154	193	49	55	239
Profit for the period	454	564	140	154	698

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	September 30, 2013	September 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets	478	556	456
Non-current assets	773	796	803
	1,251	1,352	1,259
Current liabilities	311	362	256
Long-term liabilities	163	209	180
Total liabilities	474	571	436
Equity	777	781	823
	1,251	1,352	1,259

Selected data from the statement of income

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from services	1,064	1,001	360	339	1,340
Operating expenses	649	596	223	199	796
Gross profit	415	405	137	140	544
Selling, marketing and development expenses	151	157	49	54	209
General and administrative and other expenses	93	91	33	31	116
	244	248	82	85	325

Operating profit	171	157	55	55	219
Financing expenses	17	14	6	5	18
Financing income	(7)	(8)	(2)	(2)	(10)
Financing expenses (income), net	10	6	4	3	8
Share in profits of equity-accounted associates	1	1	1	1	1
Profit before income tax	162	152	52	53	212
Taxes on income	42	37	13	13	52
Profit for the period	120	115	39	40	160

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2013 (unaudited)

14.	Material events in the reporting period

14.1
In May 2013, Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, Pelephone undertook to purchase a minimum number of iPhones every year for an additional three years at the prices in effect at the manufacturer on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

14.2
In June 2013, Pelephone entered into an agreement with the Israel Lands Administration ("the ILA") for use of ILA land to establish and operate communication sites. The agreement regulates, inter alia, payments for this use up to December 31, 2019.